January 25, 2005

Mr. Gary Todd
Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Avnet, Inc. Form 10-K for the fiscal year ended July 3, 2004 filed September 8, 2004 Forms 8-K dated August 11, 2004 and October 28, 2004 File No. 001-04224

Dear Mr. Todd:

Attached please find our responses to the comments, dated December 14, 2004, of the staff of the Securities and Exchange Commission on the above referenced filings for Avnet, Inc. As requested, we have tried to be as detailed as necessary in each of our responses with supplemental information provided as requested and as necessary to help explain the nature of our disclosures. For the staff’s convenience, we have included the staff’s original comment prior to each of our responses.

We acknowledge that Avnet, Inc. is responsible for the adequacy and accuracy of the disclosure in our filings and that the staff’s comments, or changes to disclosure in response to the staff’s comments, do not foreclose the Commission from taking any action with respect to the filings reviewed by the staff. Furthermore, we acknowledge that Avnet, Inc. may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any of our responses require further explanation, please do not hesitate to contact me at (480) 643-7764. You may alternatively contact Michael Zilis, Corporate Controller, at (480) 643-7209, or Neil Taylor, Deputy General Counsel, at (480) 643-7101.

We look forward to working with you in completion of your review of the above referenced filings.

Very truly yours,

/s/ Raymond Sadowski
Raymond Sadowski
Senior Vice President,
Chief Financial Officer and
Principal Accounting Officer

Form 10-K for the year ended July 3, 2004

Management’s Discussion and Analysis

Results of Operations – Page 13

1.	While we see that you sometimes refer to the benefits from restructuring plans in discussing operating results, you should expand future filings to more fully comply with the disclosure requirements of SAB Topic 5-P. Under that guidance you should quantify the expected effects of restructuring activities on future earnings and cash flows and indicate the period or periods in which the effects are expected to be recognized. You should identify the various types of expense items impacted, such as depreciation expense, salaries expense and other similar items and quantify the anticipated impact upon the individual line items of the financial statements. If cost savings are expected to be offset by anticipated increases in other expenses or by reduced revenues, that fact should be disclosed, as well. In later periods, you should quantify the actual savings realized. If anticipated savings are not achieved, or are achieved in later periods, MD&A should discuss that outcome, its reasons, and its likely effects on future operating results and liquidity. This comment applies to your interim filings as well. Please apply in all future filings and for all future charges.

In the case of the restructuring activities disclosed in our Form 10-K for the period ended July 3, 2004, we had previously disclosed (most recently in our Form 10-Q for the quarterly period ended April 3, 2004) that the total savings from these activities were anticipated to be approximately $90 million on an annualized basis. These annualized savings were materially achieved by the end of our fiscal 2004 as planned so, rather than discussing these cost savings in detail in the Restructuring and Other Charges section, we instead incorporated discussion of this benefit into the discussion of our selling, general and administrative expenses. Substantially all savings from these restructuring efforts impacted selling, general and administrative expenses. In future filings, we will better quantify and disclose the expected effects of any new restructuring activities on future earnings and cash flows and the types of expense items that will be reduced as well as any offsets by anticipated increases in other expenses or reduced revenues. We will also disclose the period or periods in which the effects are expected to be recognized.

2.	With respect to facilities charges, for each exit plan please disaggregate to separately disclose the amounts for accrued exit liabilities and non-cash write-downs. Except where not material, for company owned assets, make disclosure about how you measured fair value and the disposition of the related assets. As a related matter, in light of the magnitude of the facilities charges in recent periods, we believe that you should make more specific and detailed disclosure about the facilities identified for closure, including more detail about the facts and circumstances leading management to exit the identified facilities and consolidate their operations. Please expand in future filings and for all future charges.

We have historically addressed the quantification of non-cash versus cash charges in the disclosure that appears in the paragraph immediately following the table in footnote 17 (page 61). These amounts are also separately stated in our statement of cash flows. In future filings, we will include disclosure to this effect in the MD&A as well. Furthermore, we will more explicitly disaggregate any facilities charges that relate to accrued exit liabilities from those associated with non-cash write-downs. Finally, in instances where material owned assets are written down, we will include discussion of how the fair value of the assets was measured and how the assets were or are to be disposed of.

With respect to further disclosure regarding facilities-related charges, we have typically limited the discussion of the nature of the facilities exited to a somewhat high level because there are typically numerous and individually immaterial facilities that make up the total facilities-related charge. For instance, in the disclosure of restructuring charges recorded in fiscal 2004, on page 17 of our Form 10-K for the year ended July 3, 2004, we disclosed:

“Management also identified a number of facilities for consolidation primarily in the Americas and EMEA regions. These facilities generally related to certain logistics and warehousing operations as well as certain administrative facilities across both operating groups and at the corporate level.”

In future filings, we will attempt to expand this disclosure to discuss further specifics regarding the larger components of the facilities-related charges, including discussion of the facts and circumstances leading management to exit the identified facilities.

3.	We see that your exit plans regularly include material charges for impairment of IT related assets. In future filings please make more specific disclosure about the initiatives terminated, including more specific detail about “why” you elected to terminate the underlying initiatives. Please also make disclosure about the disposition of the underlying assets – for instance, what happened to the hardware? If these charges include significant amounts for capitalized internal costs (for instance, salaries), please expand to clarify in the disclosure and quantify where material.

Avnet’s IT-related restructuring charges in recent years have related to writeoffs of capitalized hardware, software and, in some cases, software licenses. In all instances, we have disclosed which of these categories of assets are included in the charge. In future filings, we will include additional discussion of the disposition of these assets. Avnet does not typically have significant labor capitalized in its IT-related assets so any such costs included in a charge would not be material.

Similar to our response to comment number 2 above, we were more general in our disclosure as to why we elected to terminate certain IT-related initiatives because there were a number of IT-related initiatives included in these charges, any one of which would be immaterial on a standalone basis. For instance, on page 17 of our Form 10-K for the year ended July 3, 2004, we disclosed “Management also evaluated and elected to discontinue a number of IT-related initiatives that, in light of recent business restructurings, no longer met the Company’s return on investment standards for continued use or deployment.” In future filings, we will attempt to expand such disclosures to discuss further specifics regarding the larger components of the IT-related charges, including discussion of the facts and circumstances leading management to identify these assets for disposal.

4.	In future filings please make more detailed and specific disclosure about the status of exit actions at each year-end. We see that you’ve made disclosure about the status and timing of exit cost accruals, but that the status of the underlying exit actions is not always apparent. For instance, we see significant charges for facility consolidations in 2004. Are those consolidations complete? Have the identified facilities been closed? If not, when do you expect to complete the closures? As well, are severance actions complete? Have identified employees in fact been terminated? If not, when do you expect to complete the termination actions? Please apply in all future filings and for all future charges.

Because the recognition requirements for operating lease liabilities and facility-related charges under SFAS No. 146 are driven more by a “cease-use” date rather than the commitment date approach of EITF 94-3, we have been less explicit in directly stating that all facility consolidations have been completed because, pursuant to SFAS No. 146, we need to have exited a facility or the applicable portion thereof to record the charge. With respect to severance, the significant majority of severance costs are related to employees that have already been terminated by the end of the period in which the charge is recorded. However, there are certain less material instances where employees have not yet left Avnet at the time the obligation to pay them severance is recorded. Our disclosure under the sub-heading Status of Restructuring Reserves on page 19 of our Form 10-K for the year-ended July 3, 2004 was meant to cover this concern in part in that it discloses when our various reserves will be utilized based upon the payment terms of the underlying contractual obligation. However, in future filings, to the extent there are any material reserves related to employees not yet terminated or any other similar circumstances, we will quantify the amount in our disclosure in addition to including a more definitive statement as to the status of restructuring activities.

Liquidity and Capital Resources – Page 24

5.	We see the presentation of free cash flow in the discussion of annual cash flows. Note that free cash flow does not have a uniform definition and its title does not describe how it is calculated. Accordingly, please include a clear description of its calculation. In addition, all material limitations of the measure should be disclosed. Please comply in future filings.

While there are varying definitions of free cash flow, the table on page 24 of our Form 10-K for the year ended July 3, 2004 portrays how Avnet computes free cash flow and also provides a reconciliation to the most closely-related GAAP measure of total increase/decrease in cash and cash equivalents directly from Avnet’s consolidated statement of cash flows. Each component of free cash flow as defined in the table on page 24 is derived directly from Avnet’s consolidated statements of cash flows. The table presents, as part of its non-GAAP to GAAP reconciliation, the only cash flow items excluded from the computation (financing activities related to borrowings or repayment of debt and similar financing facilities) in an effort to provide an overview of the sources and uses of cash and underlying trends in the business. We have also disclosed in the paragraph preceding the table on page 24 the reasons why management believes this non-GAAP metric is a valuable tool for analyzing the Company’s cash flows and liquidity. As a result, we believe that our disclosures are in compliance with the requirements of Regulation S-K and management does not view any material limitations in its measure of free cash flow.

6.	We see that your operating results (as measured by net income (loss) before the cumulative effect of the accounting change in 2002) have improved in each of the three years presented, while cash flows from operations has decreased in each year over that same period. In future filings, please specifically address that unusual relationship in the discussion of cash flows from operations.

We have attempted to address this relationship in the cash flow discussion on pages 24 and 25 of our Form 10-K for the year ended July 3, 2004 where we discuss the impact of an up-cycle in the electronic components industry on the Company’s working capital (i.e., most notably, the growth of accounts receivable and inventory during an up-cycle). However, in future filings, we will make a more direct link between the Company’s overall operating performance, as measured in its statements of operations, to its cash flows.

Quantitative and Qualitative Disclosures about Market Risk – Page 29

7.	In future filings please provide summarized comparable information for the preceding fiscal year as required by Item 305 of Regulation S-K.

In future filings, we will provide summarized comparable information for the preceding fiscal year as required by Item 305 of Regulation S-K.

Consolidated Financial Statements

Consolidated Statements of Cash Flows – Page 39

8.	The sub-total of net income and “non-cash and other reconciling items” is not contemplated in FAS 95. As well, that measure appears to be a non-GAAP measure embedded on the face of the statement of cash flows. Pursuant to Item 10(e)(ii)(C) to Regulation S-K you may not present a non-GAAP measure on the face of the basic financial statements. Please delete the referenced sub-total from all future filings.

The subtotal referred to above has historically been included as management views this as a useful measure of the impacts on cash flows of income prior to the cash flows associated with working capital. Management views this as an especially useful measure in light of the relationship between positive operating results and operating cash flows as noted in the Commission’s comment number 6 above. However, in light of Item 10(e)(1)(ii)(C) of Regulation S-K, we will omit this subtotal in future filings. To the extent management believes discussion of this measure is important in analyzing its business, we will instead include such in our liquidity and free cash flow analysis (see comment 5 above), including appropriate reconciliations to the most appropriate GAAP measure.

Note 1. Summary of Significant Accounting Policies – Page 40

Long-lived Assets

9.	Please expand future filings to make more detailed and specific disclosure about how you identify and measure impairment of long-lived assets. Also make disclosures about how you measure fair value and describe the nature and extent of estimates and uncertainties that are inherent to that process. With respect to your methods and related estimates and uncertainties, please consider whether you should make more robust critical accounting estimates disclosure.

In future filings, we will expand the disclosure in our Summary of Significant Accounting Policies footnote to disclose how Avnet identifies and measures impairment of long-lived assets. Based upon the materiality of Avnet’s net property, plant and equipment (3.9% of total assets at July 3, 2004) we do not consider this impairment analysis to be significant enough to warrant inclusion in our Critical Accounting Policies in the MD&A. Other assets, the majority of which are comprised of deferred tax assets, and goodwill are excluded from this materiality calculation above because realizability of these asset balances is governed by other literature.

Goodwill

10.	Please expand future filings to make more detailed and specific about how you identify and measure goodwill impairment. Clarify in expanded disclosure how you apply the requirements of FAS 142. Also disclose how you measure fair value for purposes of this exercise, including a description of the nature and extent of estimates and uncertainties that are inherent to that process. With respect to your methods and related estimates and uncertainties, please consider whether you should make more robust critical accounting estimates disclosure. We do see the disclosures in Note 6; however, that discussion appears to only address the translation evaluation.

In future filings, we will expand our Summary of Significant Accounting Policies footnote to incorporate discussion of Avnet’s methodology for analyzing the Company’s goodwill for impairment under SFAS 142 that is currently only included in the transitional impairment discussion in Note 6. We will evaluate whether the materiality of Avnet’s goodwill balance coupled with the estimates inherent in analyzing goodwill for impairment warrant inclusion of this analysis in our Critical Accounting Policies in future filings.

Foreign Currency Translation

11.	Unless insignificant, you should also disclose the amount of the foreign currency transaction gain or loss included in earnings for each period. Refer to FAS 52. Apply in future filings.

Because of Avnet’s hedging program as discussed in Item 7A to the Form 10-K, the net gain or loss associated with foreign currency translation is typically not material to the financial statements of the Company taken as a whole. We will continue to evaluate these amounts and disclose as required both in the footnotes and in the discussion of results in the MD&A should the net gain or loss be material in any given period.

Income Taxes

12.	Please also disclose the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that are essentially permanent in duration if determination of that liability is practicable. Alternatively, make a statement that the determination is not practicable. Refer to paragraph 44(c) of SFAS 109. Apply in future filings.

We are in the process of evaluating whether we are able to practically estimate this liability and will disclose accordingly if we are able to reasonably determine the amount. Alternatively, we will include a definitive statement in future filings that determination of such amount is not practicable.

Revenue Recognition

13.	We see from page 6 that there are instances where Avnet-owned product is stored at customer facilities. Tell us more about the nature and extent of these arrangements, including how this inventory is accounted for and controlled. Also tell us when you recognize revenue on that product. That is, how do you determine the timing of that revenue?

Avnet-owned inventory held at non-Avnet locations is not material to the Company’s consolidated inventory balance as a whole. These arrangements take two general forms: (a) in-plant store arrangements where the customer facility storing the Avnet-owned inventory is staffed by at least one Avnet employee and (b) consignment arrangements where there is not an Avnet staff-person on site. The tracking and accounting for Avnet-owned product stored at customer facilities is not significantly different from inventory stored at Avnet’s facilities in that the inventory is generally still tracked in Avnet’s inventory system under a distinct location code and the product is subject to regular cycle counts, periodic full physical counts and other monitoring activities. Customers with Avnet-owned product on site are required to segregate the Avnet-owned inventory from other product. Under either arrangement, revenue is recognized in the period in which the product is pulled by the customer and put into their production process. For in-plant stores, the on-site Avnet employee generally keys the inventory movement into the system so that an invoice is generated. For consignment locations, the customer is responsible for notifying Avnet when product is pulled in addition to providing periodic consumption reporting to Avnet for monitoring purposes. Finally, in both instances Avnet’s regular cycle counting of the product in addition to full physical counts performed at least annually (more frequently for larger off-site stores) serve to verify that all inventory removed from Avnet’s stock has been properly reported as a sale in the appropriate period.

14.	Please make disclosure about how you estimate discounts, rebates and returns. Unless insignificant, please also make more detailed and specific disclosure about the nature and extent of discount and rebate programs and return policies. Apply in future filings.

Customer discounts, rebates and returns are typically not material in comparison to Avnet’s overall sales volume and typical receivable balance. Furthermore, Avnet does not offer material warranties to its customers. However, in future filings, we will expand our disclosure to include how Avnet estimates reserves for this activity in the Company’s revenue recognition policy.

Note 4. Comprehensive Income (Loss) – Page 46

15.	Please disclose the amounts of income taxes, if any, netted against the cumulative pension adjustment. We presume that income taxes have not been netted against the translation adjustment. Refer to FAS 130. Apply in future filings.

Avnet has elected the “statement-of-changes-in-equity approach” for displaying comprehensive income (loss). Therefore, the Company’s comprehensive income (loss), as well as the income tax effects of the cumulative pension adjustment, are displayed in the captions on the Company’s consolidated statements of shareholders’ equity (page 38). Paragraph 131 of SFAS 130 provides the option to present tax amounts for each component parenthetically on the face of the financial statement in which comprehensive income is reported. Because we have only included one column for all cumulative other comprehensive income items in our statements of shareholders’ equity, Note 4 is solely a supplement to these statements in order to comply with the requirements of paragraph 26 of SFAS 130 by presenting the cumulative balance for each year for each classification of comprehensive income.

The Commission is correct that income taxes have not been netted against the translation adjustment.

Note 8. Accrued Expenses and Other – Page 50

16.	We see the magnitude of accrued income taxes as of December 2003. We also see from Note 15 that you received net income tax refunds in 2003 and 2004 and the amounts of the current provisions as disclosed in Note 9. Combined, the disclosures suggest that you may have material accruals for income tax contingencies. Tell us whether this caption does in fact include accruals for income tax contingencies, and if so, the amounts as of each balance sheet date. Paragraph 9 of FAS 5 states that disclosure of the nature of a contingency accrual and, in some circumstances the amount accrued, may be necessary for the financial statements not to be misleading. The notes to financial statements should include a reasonably transparent description of the nature of any accruals for income tax contingencies. As well, disclosures about any material amounts should also reflect the requirements of paragraphs 13 and 14 of SOP 94-6. We are aware, for instance, that multinational companies often have material accruals for transfer pricing and other cross-border exposures. Expand your disclosures in future filings or tell us how your disclosures about tax contingencies comply with GAAP.

Avnet does have accruals for income tax contingencies included in its accrued income tax balance. These accruals totaled $84 million at July 3, 2004 and $69 million at June 27, 2003. These contingency reserves relate to various matters and result from dealing with uncertainties in the application of complex tax regulations in the large number of global tax jurisdictions in which Avnet operates. Avnet recognizes these tax liabilities based upon our best estimate of whether, and the extent to which, additional taxes will be due. These reserves are then adjusted as facts and circumstances change. In future filings, we will enhance our disclosure to indicate that our accrued expenses include reserves for tax contingencies in addition to an overview of how Avnet monitors these contingencies as required by SFAS 5 and SOP 94-6.

17.	As a related matter, we see that your critical accounting policy disclosure (page 22) addresses uncertainties related to realization of deferred income taxes. Please consider whether that disclosure should also address uncertainties related to positions taken on tax returns and the potential for material adjustments to recorded income tax liabilities. Apply in future filings.

In future filings, we will enhance our critical accounting policy to address uncertainties related to potential tax contingencies.

Note 12. Stock Based Compensation Plans – Page 55

18.	Confirm to us that you have included pro forma compensation expense related to your employee stock purchase plan in the SFAS 148 disclosure presented in Note 1. If not, please explain. Additionally, in future filings please disclose the number of shares issued under the employee stock purchase plan and outside director stock bonus plan for each of the years presented.

The fair value impact of employee stock compensation appearing in Note 1 (page 42) does include the pro forma expense associated with Avnet’s employee stock purchase plan in all periods presented. In future filings, we will disclose the number of shares issued under the employee stock purchase plan. We have not historically disclosed shares issued under the Outside Director Stock Bonus Plan because such amounts are not material in any given year.

Note 16. Segment Information – Page 59

19.	In future filings please discuss material changes in corporate expenses in MD&A. We see, for instance, that such expenses increased by $15 million in 2003.

As required by Regulation S-K, Item 303, our MD&A analysis of selling, general and administrative expenses has focused primarily on the results of operations of Avnet on a consolidated basis. We do, at times, analyze throughout the MD&A certain aspects that may impact one operating group more than another based upon our judgment of when discussion of segment data would be appropriate for understanding the results. However, the variation noted above is primarily a function of how certain costs were allocated between corporate operations and the operating groups particular to the fiscal year ended June 27, 2003 so, on a consolidated basis, these allocations do not have an impact on the results of operations.

In future filings, where there are material items specific to an operating group or to corporate operations that would contribute to a reader’s understanding of Avnet’s financial results, we will continue to include discussion of such items in the MD&A.

20.	Please expand to more fully comply with paragraph 38 to FAS 131. Pursuant to that guidance you should also disclose sales and long-lived assets attributed to the United States and attributed to all foreign jurisdictions in total. You should also disclose those amounts for any particular foreign jurisdiction where the amounts are material. Please note that the long-lived asset disclosure specified by paragraph 38b should include only tangible assets. Refer to FASB publication “Segment Information: Guidance on Applying Statement 131.” Please apply in future filings.

In future filings, we will expand our geographic disclosure in Note 16 to indicate the portion of sales and total long-lived assets (i.e., property, plant and equipment) in the Americas region that are attributable to the United States. We will also modify our geographic segment disclosure to disclose total long-lived assets rather than our current disclosure of total assets. Finally, we will evaluate if any individual foreign country contributes materially to the sales or long-lived assets of the Company and will separately disclose those amounts.

Note 17. Restructuring and Other Charges – Page 61

21.	In future filings please disaggregate the exit cost roll-forwards to show separate activity for each significant exit plan. The tables and related narrative disclosures should separately clarify the status of each significant exit plan at year-end.

As disclosed in Note 17, Avnet’s recent restructuring charges, especially in the past two fiscal years, have been the result primarily of reorganizations and similar efforts to manage the Company’s results of operations and profitability in response to ongoing detrimental business conditions resulting from the economic and industry downturn that began in Avnet’s fiscal year 2001. Therefore, we have viewed the restructuring activities of the past three years as being individual components of the larger restructuring program with the individual charges recorded when the appropriate facts and circumstances allowed for the charge. Furthermore, the analysis provided in our disclosure is more indicative of how Avnet manages and monitors the restructuring reserve accounts. While there are ongoing analyses for each exited facility separately to ensure proper use of reserves, these analyses are not necessarily grouped based upon the year or the specific charge to which that facility relates. In future filings, to the extent we have restructuring activities spanning multiple periods that cannot be clearly linked to the same management initiative, we will disaggregate our analysis of these activities in our footnote disclosure.

Forms 8-K dated August 11, 2004 and October 28, 2004

22.	We see that your earnings releases furnished on Form 8-K present non-GAAP measures in the form of a statements of operations. That format may be confusing to investors because it presents several non-GAAP measures, including non-GAAP operating income, non-GAAP pre-tax earnings and non-GAAP net income. It is not clear whether management in fact uses each of these non-GAAP measures, or whether they are shown here as a result of the presentation format. When furnishing information under Item 2.02 to Form 8-K, you must provide all the disclosures required by Item 10(e)(1)(i) to Regulation S-K, including explaining why you believe the measures provide useful information to investors. Your disclosures should separately address each non-GAAP measure with discussion specific to each measure. That discussion should not be generic or boiler plate. In future filings, to eliminate investor confusion please remove the pro forma statements of operations and disclose only those non-GAAP measures used by management with the appropriate reconciliations. Otherwise, confirm that you will expand future Forms 8-K to provide all the disclosures required by Item 10(e)(1)(i) to Regulation S-K for each non-GAAP measure presented. Show us how you plan to comply.

The impact of the adjustments is presented in the form of a statement of operations as it is the most direct way of reconciling each of the line items of Avnet’s statements of operations that are impacted by the amounts disclosed. Because Avnet management monitors the business based upon the “Adjusted Results” shown in the Forms 8-K referred to above, we have similarly presented this information as an informative presentation for investors, especially for purposes of comparing results with previous periods or forecasting performance for future periods. We believe we have complied with the requirements of Item 10(e)(1)(i) of Regulation S-K, which requires the following:

•	A presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. We believe we have complied with this requirement by presenting the “Reported Results,” or GAAP results, in the first column on page 7 and page 5, respectively, of the Forms 8-K referred to above. These Reported Results represent the GAAP results that are ultimately reported in the financial statements in Avnet’s Form 10-Q. The “Restructuring and Other Charges” column is then used to portray the adjustments to each impacted line item in order to portray the operating results that management uses to monitor the business as discussed above. The “Reported Results” are presented with equal or greater prominence to the “Adjusted Results.”

•	A reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented.....of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP....The information in the “Restructuring and Other Charges” column, read in combination with the footnote disclosures at the bottom of page 7 and page 5, respectively, of the Forms 8-K referred to above, provides the quantitative reconciliation for each impacted line item of the GAAP results to the non-GAAP results.

•	A statement disclosing the reasons why the registrant’s management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant’s financial condition and results of operations. The paragraphs under the heading Non-GAAP and Pro Forma Financial Information, which appear on page 3 and pages 2-3, respectively, of the Forms 8-K referred to above, contain the statements as to why management has included certain non-GAAP information in the filing. We have included only one discussion of the reason for the non-GAAP analysis as the same reasoning applies to all of the line items that are adjusted for certain items, as opposed to repeating the same reasoning for each impacted line item. In future filings, we will enhance this disclosure to further discuss the line items that are impacted by certain adjusted items and to expand on management’s reasons for evaluating results on the adjusted basis.

•	To the extent material, a statement disclosing the additional purposes, if any, for which the registrant’s management uses the non-GAAP financial measure that are not disclosed.....There are no other material reasons for presenting the non-GAAP information other than those discussed above.

23.	In addition, we see that you refer to non-GAAP information as “pro forma.” The pro forma terminology has very specific meaning in accounting literature, as described in Article 11 of Regulation S-X. In future filings, please revise to omit the word “pro forma” when describing the non-GAAP information included in your earnings releases.

In future filings, our disclosure will address any non-GAAP information and we will omit the phrase “pro-forma” from our discussion of any non-GAAP results.